

Hans Goss · 2nd

Founder at Valhalla Esports Lounge

Houston, Texas · 500+ connections · **Contact info**

 **Valhalla eSports Lou**

 **University of Housto**

Experience



Founder

Valhalla eSports Lounge

Mar 2019 – Present · 1 yr 3 mos

Houston, Texas Area

The Gamer Alternative to Nightlife.

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 ValhallaLoungeC.jpg

CEO

eSports USA Holding

Aug 2018 – Present · 1 yr 10 mos

Executive Legal Assistant

Law Office of Robert B. Goss, P.C.

Nov 2013 – Aug 2018 · 4 yrs 10 mos

Houston, Texas Area

I analyzed cases and developed evidence for Veterans who were turned down for disability by the Veterans Administration.



Airborne Infantryman

82nd Airborne Division, U.S. Army

Jun 2009 – Nov 2013 · 4 yrs 6 mos

Fayetteville, North Carolina Area

I was an Airborne Infantryman in Bco 2-325th.

Education



University of Houston

Biotechnology

2013 – 2017

Skills & Endorsements

Management · 16

 Endorsed by **Brian J. Esposito, who is highly skilled at this**

Social Media · 14

 Endorsed by **Jean-Philippe DEMAISON, who is highly skilled at this**

Customer Service · 12

Joseph Bennett, CFP® and 11 connections have given endorsements for this skill

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